September 4, 2013

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: Karl Hiller

Re:	EnerJex Resources, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed April 10, 2013
File No. 0-30234

Dear Mr. Hiller

In response to your letter dated August 23, 2013, set forth below are your comments concerning the EnerJex Resources, Inc.'s Form 10-K for the Fiscal Year ended December 31, 2012 which was filed with the Securities and Exchange Commission on April 10, 2013, and our responses thereto. Your comments are in italics and are followed by our response.

As discussed with the Commission on Friday, August 30, the intent of this letter is to correct errors in our response dated August 29, 2013, and amends and completely supersedes that letter. Therefore please disregard the August 29 response.

Business and Properties, page 5

Significant Developments in 2012, page 5

1. We note your disclosure indicating that in January 2012, you filed a petition with the Circuit Court of Jackson County, Missouri to seek recovery of damages for economic loss of $50 million due to breach of fiduciary duty and fraud by attorneys involved in your stock offering in 2008. Please expand your disclosure to clarify how you determined the economic loss and to specify the manner by and extent to which your financial statements reflect the loss and recovery.

EnerJex response:

We propose to add the following language to the original disclosure in an amended 10-K filing:

"On January 23, 2012, we filed a petition seeking recovery of damages arising from breach of contract, legal malpractice, breach of fiduciary duty and fraud in the Circuit Court of Jackson County, Missouri against attorneys Jeffrey T. Haughey, Robert K. Green, and the law firm Husch Blackwell LLP f/k/a Husch Blackwell Sanders, LLC. The petition in this action, EnerJex Resources, Inc., v. Haughey, et al., alleges, among other things, that the defendants violated their fiduciary duties and defrauded us in connection with our stock offering in 2008.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

The petition alleges economic loss of approximately $50 million and demands judgment for unspecified actual and punitive damages together with repayment of $484,473 in legal fees paid by EnerJex. At the time the petition was filed, we estimated our economic loss of approximately $50 million by conducting an analysis that considered a number of factors, including the loss of at least $25 million of gross proceeds we would have received in the failed 2008 stock offering, the loss of the value we could have created had it been able to utilize the proceeds from the stock offering to execute its business plan in the 2008 economic environment, and the loss of market value for our common stock. Subsequent to the filing of the petition and during the course of discovery, we discovered additional claims for damages substantially greater than the initial claim. The Company intends to amend its petition to include the discovered claims.

A trial is currently scheduled to hear this case in the 16th Circuit Court of Jackson County, Missouri on November 12, 2013.

Our financial statements reflect fees paid to the defendants of $484,473 and disputed unpaid fees of $492,134. In addition, our financial statements reflect the litigation costs that we have incurred to date. Any judgment or settlement resulting from this litigation that is reached for our benefit in an amount that exceeds our total costs related to this matter, including the cost of litigation and the paid and disputed fees referenced above, shall be subject to a contingency fee for the benefit of our attorneys. There can be no assurance of the outcome of this litigation, including whether and in what amount EnerJex may recover damages."

Controls and Procedures, page 39

Evaluation of Disclosure Controls and Procedures, page 39

2.	Given that you elected to describe how your disclosure controls and procedures were effective in presenting your conclusion, you will need to address all other aspects of the term disclosure controls and procedures as defined in Rule 13a-15(e) of Regulation 13A. Accordingly, please expand your conclusion to state whether your disclosure controls and procedures were also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Alternatively, you may revise your disclosure to state whether your disclosure controls and procedures were effective, without the qualifying details.

EnerJex response: We will revise our disclosure to state that our disclosure controls and procedures are effective, without presenting qualifying details. The following language will be substituted for the existing language in an amended 10-K. For your convenience we have reproduced the old language with our edits ( deletions ~~struckthrough~~) to reflect the new language.

"Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer, Robert G. Watson, and our Chief Financial Officer, Douglas M. Wright, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Report pursuant to Exchange Act Rule 13a-15(b). Based on the evaluation, Mr. Watson and Mr. Wright concluded that our disclosure controls and procedures are effective~~in timely alerting us altering him to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings~~.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as is defined in the Securities Exchange Act of 1934. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance, with respect to reporting financial information.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

Financial Statements

Consolidated Statements of Stockholders’ Equity, page F -5

3.	Please correct your total stockholders’ equity amounts in the last column as necessary to ensure that all summations are accurate - down and across.

EnerJex response: Please see amended Consolidated Statements of Stockholders’ Equity to be substituted in an amended Form 10-K.

EnerJex Resources, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity

										Total
							Accumulated			Stockholders'	Non
						Equity Based	Other			Equity EnerJex	Controlling	Total
	Preferred Stock		Common Stock		Treasury	Compensation	Comprehensive	Paid In	Retained	Resources	Interest	Stockholders'
	Shares	Amount	Shares	Amount	Stock	Unearned	Income	Capital	Deficit	Inc.	Subsidiary	Equity
Balance, January 1, 2011	4,779,460	$4,780	67,459,869	$67,460	$-	$-	$-	$37,661,719	$(18,355,991)	$19,377,968	$-	$19,377,968

Stock Sold	-	-	5,726,660	5,727	-	-	-	3,430,269	-	3,435,996	-	3,435,996
Stock Issued for Oil Assets and Services	-	-	225,000	225	-	-	-	122,275	-	122,500	-	122,500
Stock Options and Warrants Issued	-	-	-	-	-	(536,591)	-	536,591	-	-	-	-
Amotization of Stock Options and Warrants	-	-	-	-	-	305,778	-	-	-	305,778	-	305,778
Acquisition of Treasury Stock	-	-	-	-	(1,500,000)	-	-	-	-	(1,500,000)	-	(1,500,000)
Accumulated Other Comprehensive Loss	-	-	-	-	-	-	(552,589)	-	-	(552,589)	-	(552,589)
Sale of Non Controlling Interest
by Subsidiary	-	-	-	-	-	-	-	-	-	-	2,350,000	2,350,000
Gain on Sale of Non Controlling Interest
by Subsidiary	-	-	-	-	-	-	-	1,805,632	-	1,805,632	(1,805,632)	-
Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-	(56,263)	(56,263)	-	(56,263)
Net Loss for the Year	-	-	-	-	-	-	-	-	(2,038,622)	(2,038,622)	21,360	(2,017,262)

Balance, December 31, 2011	4,779,460	4,780	73,411,529	73,412	(1,500,000)	(230,813)	(552,589)	43,556,486	(20,450,876)	20,900,400	565,728	21,466,128

Stock Issued for Services	-	-	175,000	175	-	-	-	122,226	-	122,401	-	122,401
Acquisition of Treasury Stock	-	-	-	-	(1,051,000)	-	-	-	-	(1,051,000)	-	(1,051,000)
Amortization of Stock Options	-	-	-	-	-	76,937	-	-	-	76,937	-	76,937
Issuance of Stock Options	-	-	-	-	-	-	-	167,033	-	167,033	-	167,033
Warrants Issued for Services	-	-	-	-	-	-	-	85,892	-	85,892	-	85,892
Sale of Non Controlling Interest												-
by subsidiary	-	-	-	-	-	-	-	-	-	-	2,650,000	2,650,000
Gain on Sale of Non Controlling Interest
by subsidiary	-	-	-	-	-	-	-	1,420,459	-	1,420,459	(1,420,459)	-
Distributions To Non-Contolling Interests	-	-	-	-	-	-	-	-	-	-	(592,936)	(592,936)
Liquidation of Non-Controlling Interests	-	-	-	-	-	-	-	-	-	-	(1,597,461)	(1,597,461)
Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-	(608,459)	(608,459)	-	(608,459)
Net Income for the Year	-	-	-	-	-	-	-	-	345,992	345,992	395,128	741,120

Balance, December 31, 2012	4,779,460	$4,780	73,586,529	$73,587	$(2,551,000)	$(153,876)	$(552,589)	$45,352,096	$(20,713,343)	$21,459,655	$-	$21,459,655

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

Note 1 – Summary of Accounting Policies, page F-7

Basis of Presentation, page F-7

4.	We note you disclosed under this heading and on pages 6 and 8 that Rantoul Partners, an entity in which you held a 75% general partner interest, was liquidated effective December 31, 2012, although you retained a 75% working interest in the Rantoul Partners leases.

Please expand your disclosure to explain how you accounted for the liquidation of Rantoul Partners and valued the 75% working interest retained in the leases. As part of your response, please clarify how the $1.4 million and $1.2 million gain on sale of partnership interest reported in the Total Stockholders’ Equity – EnerJex column, and the Non Controlling Interest in Subsidiary column on page F-5 were computed, and provide details of any other transactions that diluted your interest prior to liquidation; identify any factors that may have caused the reported gains to be disproportionate to your 75% owned and 25% non-owned interests.

Please tell us the specific accounting guidance that you relied upon in accounting for any dilutive transactions and the liquidation and explain how your approach was consistent with FASB ASC 810-10-40-5. Also tell us why you believe the adjustments to equity are appropriately depicted as gains.

EnerJex Response:

Rantoul Partners was formed in 2011 by the contribution of certain oil assets owned by EnerJex to the partnership for 100% ownership in the entity. The assets were valued at $2,282,918, their historic cost, which approximated market.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

In 2011 Rantoul Partners sold 11.75% of the partnership to 2 investors for $2,350,000. After the investment by the non-controlling entities the book value of Rantoul Partners was $4,632,918. 11.75% of the book value of Rantoul after the investment by non-controlling entities was $544,368 ($4,632,918 times 11.75%). The difference between the investment amount ($2,350,000) and the book value purchased ($544,368) is $1,805,632. The $1,805,632 difference is a gain to Enerjex because its 88.25% of the post investment book value is $4,088,550 (total equity of $4,632,918 times 88.25%) versus their initial investment of $2,282,918. The gain was recorded as additional paid in capital on Enerjex's books.

In 2012 an additional $2,650,000 was invested by the two non-controlling owners for an additional 13.25% ownership (bringing their total to 25%). At the times the investments were made similar calculations were performed as in 2011 and the gain to Enerjex for the investments in 2012 was $1,420,459. This amount was recorded in Enerjex paid in capital. The difference between the investment made by the non-controlling and the gain to Enerjex ($2,650,000 invested less Enerjex gain of $1,420,459) is $1,229,541.

The 2 lines in the statement of shareholders’ equity for these transactions read “Gain on sale of non-controlling interest in subsidiary” for 2011 and “Gain on sale of partnership interest” for 2012.

We propose to amend the 10-K statement of shareholders’ equity to remove the line “gain on sale of non-controlling interest in subsidiary” in 2011 and “Gain on sale of partnership interest" in 2012. We would replace with 2 separate lines. The first line would read “Sale of non-controlling interest in subsidiary.” For 2011 the amount would be $2,350,000 and for 2012 it would be $2,650,000. This amount would only be in the column-”Non-controlling interest in subsidiary.” The second line would be “Gain on the sale of non-controlling interest in subsidiary.” The amount would be paid in capital for 2011 of $1,805,632 and for 2012 $1,420,459 with a negative of the same amount in the “Non-controlling interest in subsidiary".

We also propose to add an explanatory paragraph in the footnotes under the basis of presentation footnote. The new paragraph would read:

"Rantoul Partners was formed in 2011 by the contribution of certain oil assets totaling $2,282,918 owned by EnerJex to the partnership for 100% ownership in the entity. The assets were valued at their historic cost which approximated market. In 2011 Rantoul Partners sold 11.75% of the Partnership to 2 investors for $2,350,000. 11.75% of the book value of Rantoul Partners after the investment by non-controlling entities was $544,368. The difference between the investment amount ($2,350,000) and the book value bought ($544,368) is a gain to Enerjex of $1,805,632. This gain was recorded as Enerjex Paid In Capital. In 2012 an additional $2,650,000 was invested by the two non-controlling owners for an additional 13.25% ownership (bringing their total to 25%). 13.75% of the book value of Rantoul Partners after the additional investments by the non-controlling entities was $1,229,541. The difference between the investment amount ($2,650,000) and the book value bought ($1,229,541) is a gain to Enerjex of $1,420,459. This gain was recorded as Enerjex Paid In Capital."

Your second question related to the liquidation of Rantoul on December 31, 2012. We followed Topic 810-10-40-5 and determined that there was no gain or loss on the liquidation. The ownership of Rantoul the day before the liquidation was 75% Enerjex and 25% non-controlling. The same percentages are the working interest ownership in the Rantoul oil assets. On December 31, immediately after the liquidation of Rantoul, there was no difference in ownership of the underlying interests from the previous day prior to the liquidation of Rantoul. 75% of the historic book value of assets and liabilities of Rantoul were transferred to Enerjex and that amount equaled the investment in Rantoul that was on Enerjex’s books and 25% of historic book value of assets and liabilities were transferred to the non-controlling owners. The fair market value of Rantoul on the date of liquidation was calculated to be virtually the same as the historic cost. The value of the 75% of assets less liabilities for Enerjex was $4,792,380 and the value to the non-controlling was $1,597,461.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

To clarify the liquidation we propose to add to the basis of presentation additional paragraph that states.

"On December 31, 2012 Rantoul Partners was liquidated. At the time of liquidation Enerjex owned 75% of Rantoul Partners and 75% of the working interest of Rantoul Partners. Enerjex received 75% of the net assets less liabilities of Rantoul Partners and that totaled approximately $4,792,380 and a 75% working interest in the oil properties of Rantoul Partners. The non-controlling owners of Rantoul Partners received 25% of the assets less liabilities ($1,597,461) and 25% of the working interest in the properties of Rantoul Partners."

Oil Properties, page F-8

5.	Please expand your policy disclosure of the ceiling test on page F-9 to explain how the costs of unproved properties are taken into account; provide details sufficient to understand how your approach is consistent with Regulation S-X Rule 4-10(c)(4)(i), distinguishing between points (B) and (C).

EnerJex Response:

When we are performing our quarterly ceiling tests, consistent with Regulation S-X Rule 4-10(c)(4)(i), we determine that all proved properties, properties not subject to amortization, and the lower of cost or estimated fair value of unproven properties are included in our ceiling test.

We propose to expand and clarify our “Oil Properties” policy footnote as follows:

"Under the full-cost-method of accounting, the net book value of oil properties, less deferred income taxes, may not exceed a calculated “ceiling.” The ceiling limitation is (a) the present value of future net revenues computed by applying current prices of oil & gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil & gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10 percent and assuming continuation of existing economic conditions plus (b) the cost of properties not being amortized plus (c) the lower of cost or estimated fair value of unproven properties included in the costs being amortized less (d) income tax effects related to differences between book and tax basis of properties. Future cash outflows associated with settling accrued retirement obligations are excluded from the calculation. Estimated future cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months held flat for the life of the production, except where prices are defined by contractual arrangements."

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

6.	With regard to your disclosure in the last sentence of the first paragraph on page F-9 about the SEC regulations, please note that SAB Topic 12:D.3.c only permits the inclusion of additional reserves proved subsequent to year-end on properties owned at year end when the incremental reserves are not attributable to increased prices, and similarly no longer permits using increased oil and gas prices prevailing subsequent to year end in the revised ceiling computation.

Please revise your accounting and policy disclosure accordingly. Please also note that you must disclose any instances where you have not recognized a ceiling test write-down under these circumstances.

EnerJex Response:

Upon review we have determined that the proper procedures were applied. We have not had any instance where we included any additional reserves proved subsequent to a quarter end to avoid a write down.

In addition, we will remove the sentence from our policy.

7.	We note your disclosure indicating proceeds on sales of oil and gas properties are accounted for as adjustments to capitalized costs without recognizing gain or loss unless these adjustments would "...involve a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved properties, in which case a gain or loss is recognized."

This policy is not consistent with Rule 4-10(c)(6)(i) of Regulation S-X, which precludes gain or loss recognition "...unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center" Please revise your accounting and disclosure as necessary to conform with this requirement. Tell us the extent to which your historical financial statements have been impacted by this variation in policy, including details of each application with an explanation of your assessment.

EnerJex Response:

We have reviewed all of our sale transactions and concluded that they were not material to our reserve quantities.

We have added a new paragraph in our “Oil Properties “policy footnote to alleviate the confusion caused by our previous description of sales. The new paragraph reads as follows:

"Proceeds from the sale or disposition of oil properties are accounted for as a reduction to capitalized costs unless a significant portion (greater than 25%) of our reserve quantities are sold, in which case a gain or loss is recognized in income."

8.	Your disclosure stating that your ceiling test is based on oil and gas prices as of the end of each quarter is not consistent with current requirements of Rule 4-10(c) of Regulation S-X. You may refer to Section III of SEC Release Nos. 33-8995; 34-59192; and FR-78, Modernization of Oil and Gas Reporting, for guidance clarifying that the term “current prices” as used in Rule 4-10(c) is consistent with the 12-month average price as calculated in Rule 4-10(a)(22)(v). Please revise your accounting and disclosure as necessary to comply with this guidance.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

EnerJex Response:

We reviewed each quarter’s calculation of the ceiling test and noted that in each quarter we properly calculated the current prices in accordance with the Modernization of Oil & Gas Reporting.

We propose to revise the footnote disclosure to be more accurate and descriptive as follows:

"Under the full-cost-method of accounting, the net book value of oil properties, less deferred income taxes, may not exceed a calculated “ceiling.” The ceiling limitation is (a) the present value of future net revenues computed by applying current prices of oil & gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil & gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10 percent and assuming continuation of existing economic conditions plus (b) the cost of properties not being amortized plus (c) the lower of cost or estimated fair value of unproven properties included in the costs being amortized less (d) income tax effects related to differences between book and tax basis of properties. Future cash outflows associated with settling accrued retirement obligations are excluded from the calculation. Estimated future cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months held flat for the life of the production, except where prices are defined by contractual arrangements.

Any excess of the net book value of proved oil properties, less related deferred income taxes, over the ceiling is charged to expense and reflected as additional DD&A in the statement of operations. The ceiling calculation is performed quarterly. During the years ended December 31, 2012 and 2011 there were no impairments resulting from the quarterly ceiling tests."

For your convenience, the proposed changes to the Oil Properties policy note discussed above read as follows:

"Oil Properties

We follow the full-cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. We also capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include costs related to production, general corporate overhead or similar activities.

Proved properties are amortized using the units of production method (UOP). Currently we only have operations in the Unites States of America. The UOP calculation multiplies the percentage of estimated proved reserves produced each quarter by the cost of these reserves. The amortization base in the UOP calculation includes the sum of proved property, net of accumulated depreciation, depletion and amortization (DD&A), estimated future development costs (future costs to access and develop proved reserves) and asset retirement costs, less related salvage value.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

The cost of unproved properties are excluded from the amortization calculation until it is determined whether or not proved reserves can be assigned to such properties or until development projects are placed into service. Geological and geophysical costs not associated with specific properties are recorded to proved property immediately. Unproved properties are reviewed for impairment quarterly.

Under the full-cost-method of accounting, the net book value of oil properties, less deferred income taxes, may not exceed a calculated “ceiling.” The ceiling limitation is (a) the present value of future net revenues computed by applying current prices of oil & gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil & gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10 percent and assuming continuation of existing economic conditions plus (b) the cost of properties not being amortized plus (c) the lower of cost or estimated fair value of unproven properties included in the costs being amortized less (d) income tax effects related to differences between book and tax basis of properties. Future cash outflows associated with settling accrued retirement obligations are excluded from the calculation. Estimated future cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months held flat for the life of the production, except where prices are defined by contractual arrangements.

Any excess of the net book value of proved oil properties, less related deferred income taxes, over the ceiling is charged to expense and reflected as additional DD&A in the statement of operations. The ceiling calculation is performed quarterly. During the years ended December 31, 2012 and 2011 there were no impairments resulting from the quarterly ceiling tests.

Proceeds from the sale or disposition of oil properties are accounted for as a reduction to capitalized costs unless a significant portion (greater than 25%) of our reserve quantities are sold, in which case a gain or loss is recognized in income."

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

Very truly yours,

Douglas M. Wright
Chief Financial Officer

cc:	Lily Dang – via email
Fernando Velez – via email